The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

06013992

May 31, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C. 185 SECTION

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Information Meeting on Financial Results for FY2005
May 31, 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

SUMITOMO TRUST 住友信託銀行

Sumitomo Trust & Banking Co., Ltd.


Treasury and
Financial Products
Fiduciary Services
Real Estate
Wholesale
Financial Services
Retail Financial Services

Information Meeting
on
Financial Results for FY2005

May 31, 2006

Meeting agenda

- ▶ Overview of FY2005 performance
- ▶ Financial results for FY2005
- ▶ Forecast for FY2006 and Midterm target through FY2009
- ▶ Division performance and strategy
- ▶ Next step (Increase capital efficiency)

Overview of FY2005 performance (Management priorities and results)

► Aiming for "The top quality trust bank" with banking, trust and real estate business

Management priorities	Strategies	Achievement of FY2005
Continuing growth taking advantage of wind-wing situation	► Retail business ► Real estate business ▼ Prioritized allocation of resources	(Y on Y) ► Net business profit before credit cost (Consolidated) +22% - Retail financial service +16% - Real estate +67% ► Posted record high net income (Consolidated) for 3 consecutive years
Enhance client & business franchise	► Alliance, mergers and acquisitions ► New business areas to strengthen trust and real estate business	► Sumishin Matsushita Financial Services (Leasing/credit cards) ► First Credit (Real estate secured loan) ► New Internet-based bank (Alliance with SBIH & E*TRADE) ► Alliance with Yachiyo Bank (Regional bank centered on metropolitan area)
Efficient capital allocation	► Expand balance sheet & Increase investment activities ► Bolster profit sharing with shareholders & Optimize capital structure	► Strategic investments (stated above) ► Risk adjusted assets +23% year on year ► Set midterm target level of dividend payout ratio of 30% & Increase dividend for FY2006 (forecast) to 15 yen

SUMITOMO TRUST 住友信託銀行

Key financial figures

▶ Consolidated net business profit before credit costs



Difference between Consolidated & Non-consolidated
(in billions of Yen)
Non-consolidated net business profit before credit costs
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
156.1
158.8
-2.7
153.6
6.6
145.0
161.1
12.9
148.2
196.2
31.6
164.6
2003/3
2004/3
2005/3
2006/3

▶ Consolidated ROE



Consolidated net income
(in billions of Yen)
Consolidated ROE
125.0
100.0
75.0
50.0
25.0
0.0
-25.0
-50.0
-75.0
-100.0
-125.0
15%
10%
5%
0%
-5%
-10%
-15%
12.6%
11.8%
9.9%
79.6
96.8
100.0
2003/3
-72.9
-13.6%
2004/3
2005/3
2006/3

▶ Fee revenue ratio (Consolidated)



Other trust fees
Net fees and commissions
(in billions of Yen)
Fee ratio
200.0
150.0
100.0
50.0
0.0
50%
40%
30%
20%
10%
0%
29.6%
35.2%
39.7%
41.8%
50.2
36.0
47.3
52.8
49.2
67.4
50.1
100.5
2003/3
2004/3
2005/3
2006/3

▶ Dividend payout ratio (Consolidated)



Dividend per share
(Yen)
Consolidated dividend payout ratio
20
15
10
5
0
30%
20%
10%
0%
12.1%
20.6%
20.0%
3Yen
6Yen
12Yen
12Yen
2003/3
2004/3
2005/3
2006/3

SUMITOMO TRUST 住友信託銀行

Financial results for FY2005

SUMITOMO TRUST 住友信託銀行

FY2005 financial results (2005/4 – 2006/3)

<Consolidated>

(in billions of Yen)		FY2005	FY2004	Change	%Change
Net business profit before credit costs	1	196.2	161.1	35.1	22%
Net operating income	2	171.9	134.1	37.7	28%
Net income	3	100.0	96.8	3.2	3%
(Income from change of shares related to subsidiaries)	4	(-)	(5.6)	(-5.6)	(-)
Consolidated EPS (fully diluted)	5	59.87yen	58.07yen	1.80yen	3%

<Non-consolidated>

(in billions of Yen)		FY2005	FY2004	Change	%Change
Net business profit before credit costs	6	164.6	148.2	16.3	11%
General and administrative expenses	7	121.6	114.3	7.2	6%
Credit costs (a)	8	9.7	17.6	-7.8	-
Net gains on stocks	9	6.9	13.6	-6.6	-
Other non-recurring items (*)	10	-13.5	-23.6	10.1	-
Net operating income	11	148.2	120.5	27.7	23%
Extraordinary income	12	0.2	19.4	-19.1	-
Reversal of reserves (b)	13	-	19.1	-19.1	-
Net income	14	88.4	84.7	3.7	5%
Total credit costs (a)-(b)	15	9.7	-1.4	11.2	-
Dividend per share (Yen)	16	(Forecast) 12.00	12.00	-	-

* Main items include reversal of reserve for losses on investment securities (1.2 bn. yen), net losses on stock related derivatives (4.7 bn. yen), and amortizations of net actuarial losses/prior service cost. (5.5 bn. yen)

SUMITOMO TRUST 住友信託銀行

Breakdown of profit by business group

- Increased net business profit of all business groups
- Enhanced profit contribution of subsidiaries/affiliates

	Non-consolidated						Consolidated		
	Gross business profit before credit costs			Net business profit before credit costs			Net business profit before credit costs		
(in billions of Yen)	FY2005	FY2004	Change	FY2005	FY2004	Change	FY2005	FY2004	Change
Wholesale financial services	93.8	87.8	6.0	72.1	67.1	5.0	93.1	72.8	20.2
Stock transfer agency services	6.2	5.9	0.3	4.1	3.6	0.5	8.2	6.8	1.3
Retail financial services	73.4	65.7	7.7	17.1	14.4	2.6	19.9	17.2	2.8
Treasury and financial products	48.6	47.3	1.3	39.4	38.2	1.3	39.4	38.2	1.3
Fiduciary services	34.1	33.9	0.2	20.6	18.9	1.6	24.0	21.3	2.7
Pension asset management	27.9	28.8	-0.9	16.0	15.6	0.4	16.7	17.0	-0.3
Securities processing services	6.2	5.1	1.1	4.6	3.4	1.2	7.3	4.3	3.0
Real estate	34.2	23.7	10.5	26.4	16.5	9.9	29.6	17.7	11.9
Others (*)	2.2	4.2	-2.0	-11.0	-6.9	-4.1	-9.9	-6.0	-3.9
Total	286.2	262.5	23.6	164.6	148.2	16.3	196.2	161.1	35.1

* Net of dividend income, cost of capital sourcing and head office expense is included.

Expanded contribution of group companies 18.7 billion yen

SUMITOMO TRUST 住友信託銀行

Contribution of major group companies to consolidated financial results

- Consolidation of Sumishin Matsushita Financial Services & First Credit
- Other group companies also increased their profits

(in billions of Yen)	Business group	Group's ownership	Consolidated net business profit before credit costs *1			Consolidated net income before amortization of goodwill *2		
			FY2005	FY2004	Change	FY2005	FY2004	Change
STB Leasing Co., Ltd.	Wholesale	*30%	1.2	1.1	0.1	0.8	0.5	0.2
Sumishin Matsushita Financial Services Co., Ltd.	Wholesale	66%	8.2	-	8.2	2.9	-	2.9
First Credit Corporation *3	Wholesale	100%	4.4	-	4.4	5.8	-	5.8
BUSINEXT CORPORATION	Wholesale	*40%	2.0	1.1	0.8	0.9	0.2	0.7
Japan TA Solution, Ltd.	Stock transfer agency	80%	4.0	3.1	0.8	2.8	2.1	0.7
Sumishin Guaranty Co., Ltd.	Retail	100%	1.9	1.2	0.6	0.9	0.1	0.7
Sumitomo Trust and Banking Co. (U.S.A.)	Fiduciary	100%	2.2	1.2	0.9	1.3	0.8	0.4
Japan Trustee Services Bank, Ltd.	Fiduciary	*33%	0.8	0.6	0.1	0.5	0.3	0.2
STB Asset Management Co., Ltd.	Fiduciary	100%	1.0	0.8	0.2	0.6	0.4	0.1
Sumishin Realty Co., Ltd.	Real estate	100%	2.3	1.0	1.3	1.2	0.3	0.9

* Affiliates subject to the equity method. The others are consolidated subsidiaries.
*1 Consolidated subsidiaries: Net operating income (adjusted non-recurring items) - intergroup transaction (dividend payment, etc.)
Affiliates: Net operating income (adjusted non-recurring items) X %ownership - intergroup transaction (dividend payment, etc.)
*2 Amortization of goodwill: Sumishin Matsushita Financial Services 2.0 bn. yen, First Credit 3.8 bn. Yen, etc.
*3 Consolidated only 2HFY2005 financial results of First Credit.

SUMITOMO TRUST 住友信託銀行

Fee revenue breakdown

<Consolidated> (in billions of Yen)	FY2002	FY2003	FY2004	FY2005	Change	%change
Other trust fees	49.6	47.3	49.2	50.1	0.9	1.9%
Corporate pension, Public pension	30.6	29.1	28.4	29.1	0.7	2.5%
Securities processing services	8.1	7.4	7.6	9.4	1.8	23.6%
Net fees and commissions	36.0	52.8	67.4	100.5	33.1	49.1%
Domestic business	33.4	50.8	63.4	95.2	31.8	50.2%
Wholesale financial services	12.1	15.7	16.3	23.4	7.1	43.3%
Stock transfer agency services	11.3	15.2	18.6	19.9	1.3	6.7%
Retail financial services	6.4	9.8	15.3	27.3	12.0	78.8%
Fees paid for outsourcing (custody & pension administration)	-13.5	-11.3	-12.4	-13.9	-1.5	12.1%
Real estate	16.8	20.6	25.4	36.6	11.2	43.9%
International business	2.7	2.1	4.1	5.3	1.2	30.5%
Total	85.6	100.1	116.6	150.6	34.0	29.2%
Fees related to "Investment banking business leveraging trust functions"	-	12.0	18.1	22.2	4.0	22.2%

Major fee revenues	Net fees and commissions	Other trust fees
Wholesale financial services Stock transfer agency	* Fee related to Syndicated loan, Non recourse loan & Project finance, *M&A Corporate loan related fees, Stock transfer agency services	*Asset securitization
Retail financial services	Individual annuity, Mutual fund	—
Fiduciary services	Asset management of mutual funds, Global Custody Outsourcing fees (paid)	Corporate pension, Public pension Securities processing services
Real estate	Real estate brokerage & Various consulting	*Real estate securitization

SUMITOMO TRUST 住友信託銀行

* Fee related to "Investment banking business leveraging trust functions"

Non-performing loans

▶ Breakdown of credit cost (Non-consolidated)

(in billions of Yen)	FY2005	FY2004
Banking a/c	8.9	-7.5
Write-offs, sales	4.2	11.5
Net transfer to reserves*	4.8	-19.1
Net transfer to specific loan loss reserves	-5.5	10.0
Net transfer to general reserves	10.4	-29.1
Trust a/c	0.8	6.1
Total credit costs	9.7	-1.4
Net transfer to reserve for losses on investment securities*	-1.2	14.9
Actual credit costs	8.5	13.4

* Negative figure indicates profit due to write backs.

- Migration to worse categories approx. 23 bn. yen
- Increase of loan balance approx. 7 bn. yen
- Final disposal approx. -10 bn. yen
- Migration to better categories & collection approx. -10 bn. yen

▶ Balance of NPLs (Banking a/c and principal guaranteed a/c combined: Non-consolidated)


Bankrupt/Practically bankrupt (Left)
Doubtful (Left)
Substandard (Left)
Special mention (excluding substandard) (Left)
Ratio to total loan balance (Right)
(in billions of Yen)
600
500
400
300
200
100
0
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.8%
1.8%
0.9%
18.7
113.1
157.1
502.0
15.5
88.1
80.6
350.4
7.3
19.3
82.7
452.9
2004/3
2005/3
2006/3

SUMITOMO TRUST 住友信託銀行

Securities portfolio

► Change in cost and net unrealized gains/losses of securities (for securities market price available) (Consolidated/after devaluation)

(in billions of Yen)	Cost					Net unrealized gains/losses		
	2006/3 (A)	2005/9 (B)	2005/3 (C)	(A) - (B)	(A) - (C)	2006/3 (D)	2005/3 (E)	(D) - (E)
Held-to-maturity debt securities	838.8	806.4	822.6	32.4	16.2	-6.8	4.6	-11.4
Available-for-sale securities	3,951.4	3,908.5	3,115.6	42.9	835.8	411.8	193.0	218.8
Stocks	463.9	435.9	440.2	28.0	23.7	447.4	193.1	254.3
Bonds (JGB)	1,411.3	1,224.2	957.1	187.1	454.2	-18.6	3.3	-21.9
Foreign bonds and others	2,076.1	2,248.3	1,718.2	-172.2	357.9	-17.0	-3.4	-13.6

► Change in balance of JGB portfolio (Available-for-sale securities) (Non-consolidated)

(in billions of Yen)	Book value (Market value)					Total
	Less than 1 year	Less than 5 years	Less than 10 years	Over 10 years	floating-rate	
Mar. 2006 (A)	175.0	141.0	402.5	149.9	119.7	868.5
Sep. 2005 (B)	110.3	130.7	295.8	160.8	19.8	697.7
Mar. 2005 (C)	40.5	137.0	408.0	25.2	-	610.9
(A) - (B)	64.7	10.3	106.7	-10.9	99.8	170.8
(A) - (C)	134.4	3.9	-5.4	124.7	119.7	257.6

Regulatory Capital

▶ **Total risk adjusted assets (Consolidated)**


(in trillions of Yen)
15.0
10.0
5.0
0.0
11.6
11.2
11.9
14.7
2003/3
2004/3
2005/3
2006/3

▶ **Total capital (Consolidated)**


(in billions of Yen)
Tier I
Tier II
2,000
1,500
1,000
500
0
507.8
706.1
600.7
789.9
627.7
861.7
686.5
909.4
2003/3
2004/3
2005/3
2006/3

* Deducted (double gearing) items are subtracted from Tier II.

▶ **BIS capital ratio (Consolidated)**


BIS capital ratio
Tier 1 ratio
15.0%
12.5%
10.0%
7.5%
5.0%
10.5%
12.5%
12.5%
10.9%
6.1%
7.1%
7.2%
6.2%
2003/3
2004/3
2005/3
2006/3

▶ **Breakdown of change in risk adjusted assets**

(in trillions of Yen)	Change from Mar. 2005
On-balance-sheet items	2.14
Loans	0.80
Bonds/Foreign Securities	0.39
SMFC (New Subsidiary)	0.52
FC (New Subsidiary)	0.11
Net unrealized gain on stocks	0.25
Off-balance-sheet items	0.27
Market	0.11
Total	2.72

▶ **Breakdown of change in Tier I capital**

(in billions of Yen)	Change from Mar. 2005
Tier I	47.7
Net income	100.0
Goodwill	-113.2
Issuance of preferred securities	50.0

SUMITOMO TRUST 住友信託銀行

Forecast for FY2006
Midterm financial target

Forecast for FY2006

(in billions of Yen)		FY2005	Forecast for FY2006	
< Consolidated >		**(Actual)**	**Full FY2006**	**1HFY2006**
Net business profit before credit costs	1	196.2	**200.0**	**93.0**
Net operating profit	2	171.9	**175.0**	**82.0**
Net income	3	100.0	**105.0**	**50.0**
< Non-consolidated >				
Net business profit before credit costs	4	164.6	**165.0**	**78.0**
Credit costs	5	9.7	**20.0**	**10.0**
Other non-recurring items	6	-6.5	**5.0**	**3.0**
Net operating income	7	148.2	**150.0**	**71.0**
Extraordinary income	8	0.2	**-**	**-**
Net income	9	88.4	**90.0**	**43.0**
Total credit costs	10	9.7	**20.0**	**10.0**
Dividend per common stock (Yen)	11	12.0	**15.0**	**7.5**
Consolidated dividend payout ratio	12	20%	**24%**	**-**

SUMITOMO TRUST 住友信託銀行

Mid term target through FY2009 (announced in May 2006)

< Consolidated > (in billions of Yen)		FY2005 (Actual)	FY2006	FY2007	FY2008	FY2009
Net business profit before credit costs	1	196.2	200.0	210.0 ⟷ 225.0	225.0 ⟷ 250.0	245.0 ⟷ 270.0
Net operating profit	2	171.9	175.0	185.0 ⟷ 200.0	200.0 ⟷ 225.0	220.0 ⟷ 245.0
Net income	3	100.0	105.0	110.0 ⟷ 119.0	120.0 ⟷ 135.0	130.0 ⟷ 145.0
<Difference between Consolidated and Non-consolidated>						
Net business profit before credit costs	4	31.6	35.0	36.0 ⟷ 39.0	37.0 ⟷ 42.0	39.0 ⟷ 44.0
Net income	5	11.6	15.0	15.0 ⟷ 17.0	15.0 ⟷ 18.0	17.0 ⟷ 20.0
< Non-consolidated > (in billions of Yen)						
Gross business profit before credit costs	6	286.3	292.0	302.5 ⟷ 314.5	318.0 ⟷ 338.0	337.5 ⟷ 357.5
Wholesale financial services	7	93.8	96.0	95.0 ⟷ 104.0	101.0 ⟷ 111.0	105.5 ⟷ 116.5
Retail financial services	8	73.4	79.0	93.0 ⟷ 102.5	107.0 ⟷ 120.5	117.0 ⟷ 133.5
Treasury and financial products	9	48.6	48.0	45.0 ⟷ 35.0	42.0 ⟷ 31.5	45.0 ⟷ 34.0
Fiduciary services	10	34.1	35.0	35.5 ⟷ 36.0	38.0 ⟷ 39.0	40.0 ⟷ 41.5
Real estate	11	34.2	29.0	30.0 ⟷ 33.0	30.0 ⟷ 33.0	30.0 ⟷ 33.0
Expenses	12	121.6	127.0	128.5	130.0	131.5
Net business profit before credit costs	13	164.6	165.0	174.0 ⟷ 186.0	188.0 ⟷ 208.0	206.0 ⟷ 226.0
Credit costs	14	9.7	20.0	20.0	20.0	20.0
Net gains on stocks	15	6.9	5.0	5.0	5.0	5.0
Others	16	- 13.5				
Net operating profit	17	148.2	150.0	159.0 ⟷ 171.0	173.0 ⟷ 193.0	191.0 ⟷ 211.0
Net income	18	88.4	90.0	95.0 ⟷ 102.0	105.0 ⟷ 117.0	113.0 ⟷ 125.0

<Interest rate/stock price assumption (Base case scenario)>

	06/3 (Actual)	07/3	08/3	09/3	10/3
1-month Yen LIBOR	0.08%	0.12%	0.51%	0.75%	0.92%
10-year JGB	1.78%	1.77%	1.88%	1.95%	2.01%
Nikkei 225(Yen)	17,059	16,500	16,500	16,500	16,500

<Interest rate/stock price assumption (Upside scenario)>

	07/3	08/3	09/3	10/3
1-month Yen LIBOR	0.66%	1.21%	1.60%	1.88%
10-year JGB	1.97%	2.14%	2.27%	2.38%
Nikkei 225(Yen)	16,500	18,000	19,000	20,000

SUMITOMO TRUST 住友信託銀行

Division performance and strategy

Retail financial services

▶ Volume of total depositary assets from individuals



(in trillions of Yen)
12
10
8
6
4
2
0
8.3
8.3
8.6
9.1
11.3
0.3
0.5
0.8
1.3
3.2
2.6
2.0
1.7
1.4
0.7
3.0
3.5
4.0
4.8
5.7
1.7
1.6
1.4
0.8
0.7
0.6
0.6
0.7
0.8
0.7
Mutual funds, individual annuity
Loan trust, money trust
Time deposits (Fixed interest)
Time deposits (Variable interest)
Ordinary deposits
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

▶ Sales volume and fee revenue of mutual fund and individual annuity



(in billions of Yen)
700
600
500
400
300
200
100
0
35
30
25
20
15
10
5
0
Sales volume (left)
Fee revenue (right)
160.4
4.1
275.7
7.5
353.3
13.0
659.7
24.8
FY2002
FY2003
FY2004
FY2005

▶ Growth strategy of Retail financial services

Balance volume of deposits & sales of mutual fund and annuity

- Keep deposit balance for future deposit margin increase
- Increase consultants & Renew system to expand mutual fund sales
- Enhance variety of insurance products and foreign currency deposits

Increase individual loans

- Offer mortgage loans with competitive interest rates

▶ Transaction volume of loans to individuals

(in billions of Yen)

FY2003	FY2004	FY2005
213.6	274.8	461.5

SUMITOMO TRUST 住友信託銀行

Loan portfolio & Wholesale financial services

▶ Balance of loan portfolio (Non-consolidated)



Market-based loan
Individual loan
Conventional corporate loan
Entrusted assets for securitization (excluding real estate)
(in trillions of Yen)
16
14
12
10
8
6
4
2
0
11.4
2.1
1.2
8.1
3.8
10.9
1.9
1.3
7.7
4.0
11.3
2.9
1.5
6.9
5.1
13.2
4.0
1.8
7.4
6.3
15.8
5.2
2.8
7.8
10.4
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

▶ Fee revenue of market-based loan*



(in billions of Yen)
12
10
8
6
4
2
0
4.2
6.3
7.4
10.1
FY2002
FY2003
FY2004
FY2005

* Syndicated loan, Non recourse loan, Project finance

Note: Market based loan includes bonds with credit risk, such as ABS, CLO and corporate bonds.

▶ Growth strategy of Wholesale financial services

Focus on market based loan

- Monitor credit market globally (TKY, NY, LDN, SGP) & Allocate funds into products with higher RAROA
- Care for liquidity of loan portfolio for future sale

Plan asset backed securitization

- For better leverage, securitize part of loan asset
- Approx. 1 trillion yen as of Mar. 2010 (Plan)
- The above chart shows balance before securitization.

Amount of market-based loans (in billions of Yen)	2004/3	2005/3	2006/3
Non recourse loan/ Project finance	510.2	766.1	896.5
Syndicated loan/ Loan purchase in secondary mkt, ABS	760.4	1,188.1	1,953.2
Overseas branches (CLO, ABS, High yield loan)	629.5	896.1	1,177.4
Total	1,900.1	2,850.3	4,027.1

SUMITOMO TRUST 住友信託銀行

Growth of Real estate business

▶ Expansion of real estate securitization boosted profit growth



(in billions of Yen)
(in trillions of Yen)
Asset management fee (left scale)
= total of 2 asset management companies' profit (% ownership)
Sumishin Realty's business profit (left scale)
=residential and small to medium size commercial properties brokerage
Sumitomo Trust's real estate business profit (left scale)
=commercial properties brokerage and real estate securitization related profit
Cumulative real estate securitization market (right scale)
45
40
35
30
25
20
15
10
5
0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
12.8
4.2
8.6
12.9
4.0
8.9
17.2
4.7
12.5
19.2
5.2
14.0
23.3
5.6
17.7
20.9
5.7
15.2
24.7
6.6
18.1
31.3
7.6
23.8
44.5
0.9
9.4
34.3
98/3
99/3
00/3
01/3
02/3
03/3
04/3
05/3
06/3

* Source: Ministry of Land, Infrastructure and Transport

* Revenues from real estate non-recourse loans are not included.

▶ Breakdown of gross profit



Asset management fee
Realized gain on real estate investment
Real estate securitization related fee
Brokerage fee for residential properties
Brokerage fee for commercial properties
0.6
5.8
7.6
17.3
0.9
3.6
5.3
9.4
25.4
FY2004
FY2005

▶Growth strategy of Real estate business

Increase brokerage opportunities

- Business alliances with banks and other industries
- Differentiate by construction consulting expertise

Enhance asset management business

- STB Real Estate Investment Management (Private funds)
- Top REIT Asset Management (J-REIT listed in Mar. 2006)

SUMITOMO TRUST 住友信託銀行

Fiduciary services

▶ Volume of entrusted assets



(in trillions of Yen)
Public pension
Pension tokkin
Securities trust, etc
Asset under management
Pension trust
Tokkin
Mutual fund
60
50
40
30
20
10
0
46.0
8.7
12.6
3.7
4.8
5.3
10.9
16.4
46.6
8.5
13.3
3.1
5.1
6.6
10.0
16.9
44.9
9.4
14.0
2.5
3.2
5.3
10.5
16.8
55.5
12.7
18.2
3.7
3.8
6.2
10.8
21.6
2003/3
2004/3
2005/3
2006/3

▶ Cost basis: mutual fund, tokkin and public pension

▶ Mark-to-market basis: securities trust, pension tokkin and pension trust

▶ Mark-to-market basis: The balance of asset under management is total of pension trust, public pension, investment trust managed by STB Asset Management, etc.

▶ Volume of entrusted assets with Japan Trustee Services Bank



(in trillions of Yen)
150
125
100
75
50
25
0
Transfer of
Mitsui Asset
TB's asset
86
114
119
144
2003/3
2004/3
2005/3
2006/3

▶ Breakdown of change in volume of pension trust

(in trillions of yen)	FY2004 Change	FY2005 Change
Volume of entrusted assets	-1.32	0.93
Reallocation among managers	0.23	0.31
"Daiko henjyo"	-1.30	-0.29
Increase in market value of assets	0.15	0.80
Change in contract to investment advisory agreement	-0.51	-

SUMITOMO TRUST 住友信託銀行

Growth strategy of Fiduciary services

► **Pension and asset management**
- Boost profitability by changing product mix
- Focus on asset management business of mutual funds

► **Ratio of active investment (Corporate Pension)**

► **Volume of entrusted asset in alternative investment**



(in billions of Yen)
volume of entrusted asset in alternative investment
Ratio of active investment
1,500
1,250
1,000
750
500
250
0
80%
70%
60%
50%
40%
30%
20%
144.8
380.0
568.3
675.1
1,310.0
45.3%
42.3%
52.8%
57.9%
64.0%
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

► **Volume of investment trust managed by STB Asset Management**



(in billions of Yen)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
147.0
284.5
449.3
906.8
1,760.3
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

SUMITOMO TRUST 住友信託銀行

► **Securities processing services**
- Focus on growing areas such as investment trust, global custody and securities lending business

► **Volume of equity investment trust**



(in trillions of Yen)
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
5.0
5.1
6.5
9.9
18.1
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

► **Volume of Global Custody (Sumitomo Trust USA)**



(in billions of USD)
200
175
150
125
100
75
50
25
0
94
109
112
126
191
2003/3
2004/3
2005/3
2006/3
2010/3 (Plan)

Treasury and financial products

▶ Business areas



Market-making operations for interest and forex products
Financial operations managing potential market risks involved in the overall balance sheet
Market-making Operations
Financial Operations
Marketing Functions
Investment Operations
Proprietary investment pursuing absolute return
Creation & Sales of financial products

▶ Breakdown of gross profit



Financial operations & Proprietary investment
Marketing of financial products
Market-making operations
(in billions of yen)
50
40
30
20
10
0
28.6
6.2
13.8
24.5
6.5
14.0
FY2005
FY2009 (Plan)

▶ Growth strategy of Treasury and financial products

Strengthen investment, market-making & marketing functions

- Utilize market risk control capability to enhance business

(1) Proprietary investment

Expansion of investment areas and methods for diversification effect

(2) Market-making operations

More business opportunities due to balance sheet expansion

(3) Marketing functions

Enhance foreign currency deposits & consulting on market risk management

SUMITOMO TRUST 住友信託銀行

Sumishin Matsushita Financial Services

► Financial highlights of FY2005

(in billions of yen)	FY2005	Change	FY2004
Total sales volume	308.0	28.0	279.9
Net business profit	8.0	1.5	6.5
G&A expenses	18.6	-0.3	18.9
Net operating income	8.4	1.6	6.8
Net income before tax	8.2	1.2	6.9
Net income	4.8	0.7	4.1

(in billions of yen)	FY2005	Change	FY2004
Total assets	522.7	26.6	496.1
Leasing assets	293.3	26.1	267.2
Trade account receivables	133.0	-5.1	138.1
Loans	62.4	0.2	62.2
Shareholder's equity	67.5	4.8	62.7

► Review of performance of FY2005

- Increased total sales volume by adding new products while that of traditional leasing and installment finance has decreased
- Increased net income due to lower credit costs (unifying standard for reserves, recovery of economy, etc) and general administrative expenses (personnel expense, etc.)

SUMITOMO TRUST 住友信託銀行

► Growth strategy

Change to "finance company with full line services"

- Increase operating asset & Diversify product line

Major developments of FY2005

- Upgrade infrastructure to expand its business

(1) New rate structure for leasing on the risk-return basis

(2) Credit rating and self-assessment system

- Launch new products

(1) Operating lease

(2) Factoring

(3) Mortgage loan

Plan after FY2006

(1) Expand leasing business

Enhancement of operating lease business

(2) Restructure credit cards business

Issuance of new credit cards

(3) New finance products for individuals and SME

Loan products for various purposes

First Credit

▶ Financial highlights of FY2005

(in billions of yen)	FY2005	Change	FY2004
Net business profit	6.6	1.5	5.0
Profit from loan business	10.1	2.4	7.6
G&A expense	3.8	0.1	3.6
Net operating income	6.6	1.4	5.2
Net income before tax	5.6	-0.3	5.9
Net income	8.6	2.7	5.9
Credit cost*	1.1	1.9	-0.8

* Net transfer to reserves. Negative figure indicates profit due to write backs.

(in billions of yen)	FY2005	Change	FY2004
Total assets	122.9	2.5	120.4
Loan	115.3	9.0	106.2
Reserves	-5.4	0.5	-6.0
Shareholder's equity	27.3	8.6	18.6

▶ Review of performance of FY2005

- Due to better business environment of real estate market and Sumitomo Trust's franchise effect, loan transactions increased compared to previous year
- Reversal of reserves due to introduction of self-assessment standard
- Increased net income due to posting of net deferred tax assets

SUMITOMO TRUST 住友信託銀行

▶ Growth strategy

Maintain unique business model & Expand franchise

- Loans purely based on valuation of real estate collaterals (Evaluate real estate by business acumen and provide loans putting emphasis on quick response)
- Enhance branches and personnel & Utilize Sumitomo Trust group franchise

Major developments of FY2005

- Upgrade infrastructure to expand its business

(1) Self-assessment system

(2) Restructure of branch network in Tokyo metropolitan area

Plan after FY2006

- Further tie-up with Sumitomo Trust group

(1) Relocate local branches to the neighborhood of either Sumitomo Trust's branch or Sumishin Realty's branch

(2) Enhance business alliances with regional banks and other local financial institutions through Sumitomo Trust's franchise

Next step

SUMITOMO TRUST 住友信託銀行

Management policy

Achieve sustainable growth as an independent financial institution with optimal business mix

"The top quality trust bank" with banking, trust and real estate business

- Quality of profit
  = Sustainable growth of bottom line/ High fee revenue ratio/ + Improved deposit margin profit
- Quality of asset
  = Low NPL ratio/High RAROA/Highly diversified investment
- Quality of capital
  = No dependence on DTA/No public fund, no potential dilution
- Quality of customer franchise
  = High customer satisfaction/Depth of customer relations

Midterm financial targets

Consolidated ROE 10% & Fee revenue ratio 50%over

Aiming for higher ROE

Highest quality of financial fundamentals

► Move into next growth	► Increase capital efficiency
Enhance franchise through alliance, merger and acquisitions	**Realize expected return on investments & Further enhancement of franchise**
Increase financial leverage (Total assets/capital)	**Seek leveraged effects for further growth**
Prioritized allocation of resources to high-growth and lucrative areas	Securitization / Active management of loan portfolio
	Invest in various market-based loan products
	Enhance deposit from retail customers
	Cross-selling for fee revenue
	Fund management business (real estate, loans, etc.)
Bolster profit sharing with shareholders (Target payout ratio over 20%)	**Set midterm target level of dividend payout ratio of 30%**

Leveraging trust functions

- Distinctive retail financial services
- Investment banking business (Market-based loan, Securitization)
- Integrated real estate business model
- Global expansion of trust business

SUMITOMO TRUST 住友信託銀行

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances.

Contact Information

The Sumitomo Trust & Banking Co., Ltd.

Financial Management Department, IR Office

Tel:+81-3-3286-8354 Fax: +81-3-3286-4654

Hitoshi Sato, Head of IR Office: satohit@sumitomotrust.co.jp

Keiji Nakamura, Senior Manager: nakamurake@sumitomotrust.co.jp

Takeshi Shimamura, Manager: shimamurat@sumitomotrust.co.jp

Masae Nakaura, Assistant: nakaura@sumitomotrust.co.jp

➡**http://www.sumitomotrust.co.jp/IR/company/index_en.html**